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SECU 08032720 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Equity Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10700 Richmond Avenue Suite 252

(No. and Street)

Houston	TX	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Kebodeaux 713-587-0608

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 08 2008
THOMSON REUTERS

SEC Mail Processing Section
SEP 26 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Kebodeaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Equity Securities LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TREY FRUGE
Notary Public, State of Texas
My Commission Expires
May 23, 2010

Trey Fruge'
Notary Public

[signature]
Signature

Vice President, CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED EQUITY SECURITIES, LLC
AUDIT REPORT
For the Year Ended June 30, 2008

United Equity Securities, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended June 30, 2008 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

June 30, 2008

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

September 23, 2008

Board of Directors
United Equity Securities, LLC
10700 Richmond Avenue Suite 252
Houston , TX 77042

I have audited the accompanying statement of financial position of United Equity Securities, LLC, as of June 30, 2008, and the related statements of income, cash flows, retained earnings, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of United Equity Securities, LLC as of June 30, 2008, and the results of its operations, retained earnings, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr C.P.A.

Edward Richardson Jr., CPA

United Equity Securities, LLC
STATEMENT OF FINANCIAL POSITION
As of June 30, 2008

ASSETS

CURRENT ASSETS		
Cash	$	9,815.00
Accounts Receivable		154,634.00
Total Current Assets		164,449.00
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	164,449.00

See Accountant's Audit Report

United Equity Securities, LLC
STATEMENT OF FINANCIAL POSITION
As of June 30, 2008

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	18,471.00
Commissions Payable		131,528.00
Total Current Liabilities		149,999.00
LONG-TERM LIABILITIES		
Total Liabilities		149,999.00
MEMBERS' EQUITY		
Members' Equity		14,450.00
Total Members' Equity		14,450.00
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	164,449.00

See Accountant's Audit Report

United Equity Securities, LLC
STATEMENT OF INCOME

		12 Months Ended June 30, 2008
Sales		
Commissions Earned	$	985,718.00
Other Income		42,340.00
Interest Income		371.00
Less Returns & Allowances		0.00
Total Sales		1,028,429.00
Gross Profit		1,028,429.00
Operating Expenses		
Employee compensation and benef		655,524.00
Floor brokerage, exchange, and cle		30,323.00
Other expenses		338,517.00
Total Operating Expenses		1,024,364.00
Operating Income (Loss)		4,065.00
Net Income (Loss)	$	4,065.00

See Accountant's Audit Report

United Equity Securities, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended June 30, 2008

		2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	4,065.00
Prior Period Adjustment		(4,399.00)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(150,301.00)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		118,934.00
Accrued Liabilities		0.00
Total Adjustments		(35,766.00)
Net Cash Provided Bv (Used in) Operating Activities		(31,701.00)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed Capital		0.00
Net Cash Provided Bv (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(31,701.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		41,516.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	9,815.00

See Accountant's Audit Report

United Equity Securities, LLC
STATEMENT OF RETAINED EARNINGS

		12 Months Ended June 30, 2008
Beginning of Period	$	14,784.00
Plus: Net Income	$	4,065.00
Less: Dividends Paid		0.00
Less: Prior Period Adjustments		(4,399.00)
RETAINED EARNINGS END OF PERIOD	$	14,450.00

See Accountant's Audit Report

United Equity Securities, LLC
Statement fo Changes in Member's Equity
For the Year-Ended June 30, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - June 30, 2007	$ 0.00	$ 0.00	$ 14,784.00	$ 14,784.00
Contributed Capital	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Prior Period Adjustm	0.00	0.00	(4,399.00)	(4,399.00)
Net Income (Loss)	$ -	$ -	$ 4,065.00	$ 4,065.00
Balance - June 30, 2008	$ 0.00	$ 0.00	$ 14,450.00	$ 14,450.00

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

United Equity Securities, LLC. (the Company) was incorporated in the State of Texas effective 2005. The Company has adopted a fiscal year.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Compnay considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company as of the transaction date.

Income taxes

Effective September, 2005, the Company files a consolidated tax return with its parent, United Equity Group, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There was a material difference in the amount of total net capital reported on the firm's June 30 FOCUS report compared with that computed in this report. The material difference was a reduction in accounts receivable ($43,330). Additional changes included a reduction in other assets ($4,689), which consequently caused a decrease in net non-allowable assets of $2,639. Gross non-allowable assets consist of receivables due from broker-dealers in excess of thirty days and total $20,505. However, for purposes of calculating net capital it is necessary to reduce this amount by the related payables; by contract the Company does not owe the representative until such time as the monies are actually received by the Company, therefore, the net non-allowable asset is $2,050.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds.

NOTE D – RELATED PARTY TRANSACTIONS

The sole shareholder provides office space and other operating services, the cost of which are allocated to the Company base upon number of representatives serviced for each type of business provided to independent representatives. The Company paid $208,847 under this arrangement.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F – PRIOR PERIOD ADJUSTMENT

The prior period adjustment represented an amount of $4,399. The effect of the adjustment represented was a decrease in equity of $4,399; the adjustment had no impact on net income in the year ended June 30, 2007. The adjustment had no impact on net income in the year ended June 30, 2008.

NOTE G – CASH

The total amount of cash was $9,815; negative cash of $418 was reclassified to accounts payable.

NOTE H – ACCOUNTS RECEIVABLE

The amount, $154,634, was due from various customers. The total amount was deemed to be fully-collectible by management.

NOTE I – ACCOUNTS PAYABLE

The amount, $18,053, was to various trade vendors. An amount $418 was reclassified from cash as a result of a negative balance in the checking account.

NOTE J– ADVERTISING

The advertising expense for the year was $939.00; the entire amount was expensed as incurred.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended June 30, 2008

United Equity Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2008

Computation of Net Capital

Total Stockholder's equity:	$ 14,450.00
Nonallowable assets:	
Accounts receivable – net of related payables	(2,050.00)
Net allowable capital	$ 12,400.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 10,005.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 10,005.00
Excess net capital	$ 2,395.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 149,999.00
Percentage of aggregate indebtedness to net capital	1209.64%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of June 30, 2008	$ 58,623.00
Adjustments:	
Change in Equity	(48,862.00)
Change in Non-Allowable Assets	2,639.00
NCC per Audit	12,400.00
Reconciled Difference	$ (0.00)

United Equity Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2008

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis or made payable directly to the registered investment company or insurance company broker/dealer. The name of the clearing firm is North American Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at July 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at June 30, 2008	$ -

REPORT ON INTERNAL CONTROL

For the year ended June 30, 2008

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 23, 2008

Board of Directors
United Equity Securities, LLC
10700 Richmond Avenue
Suite 252
Houston, TX 77042

In planning and performing my audit of the financial statements and supplemental schedules of United Equity Securities, LLC for the year ended June 30, 2008, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I did not note any condition that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

END